Filed by Medtronic plc
pursuant to rule 425 under the Securities Act of 1933, as amended
Subject Company: Medtronic plc
Commission File No.: 1-36820

Medtronic Announces Preliminary Results of MiniMed Group, Inc. Exchange Offer

GALWAY, Ireland, October 12, 2026 – Medtronic plc (Medtronic; NYSE: MDT) today announced that, based on preliminary results, its previously announced offer to exchange shares of common stock of MiniMed Group, Inc. (MiniMed; Nasdaq: MMED) for outstanding Medtronic ordinary shares was oversubscribed. The exchange offer expired at 12:00 midnight, New York City time, at the end of the day on October 9, 2026. Medtronic has decided to exchange all of its remaining interest in MiniMed, totaling 252,813,348 shares of MiniMed common stock. Under the terms of the exchange offer, 4.5939 shares of MiniMed common stock will be exchanged for each Medtronic ordinary share accepted in the exchange offer.
According to the exchange agent, Equiniti Trust Company, LLC, 298,024,452 Medtronic ordinary shares were validly tendered and not validly withdrawn, including 93,311,404 shares that were tendered by notice of guaranteed delivery and 757,890 shares that tendered in aggregate by "odd-lot" shareholders (holders of fewer than 100 shares) not subject to proration (including odd-lot shareholders that tendered by notice of guaranteed delivery). Medtronic intends to accept 55,032,401 of the tendered shares in exchange for 252,813,348 shares of MiniMed common stock. Because the exchange offer was oversubscribed, Medtronic is accepting only a portion of its ordinary shares that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Shareholders who owned odd-lots and have validly tendered all of their shares will not be subject to proration, in accordance with the terms of the exchange offer.
Based on the total number of Medtronic ordinary shares reported to be tendered prior to the expiration of the exchange offer, it is estimated that approximately 18.3% of the tendered Medtronic ordinary shares will be exchanged, assuming all shares tendered by guaranteed delivery procedures are delivered under the terms of the exchange offer. This preliminary proration factor is subject to change based on the number of tendered shares that satisfy the guaranteed delivery procedures. Medtronic expects to announce the final proration factor on October 14, 2026, promptly following the expiration of the guaranteed delivery period. Medtronic ordinary shares tendered but not accepted for exchange will be returned to the tendering shareholders in book-entry form promptly after the final proration factor is announced. Following the completion of the exchange offer, Medtronic will not retain any of the outstanding shares of MiniMed common stock.
Goldman Sachs & Co. LLC and BofA Securities, Inc. are the dealer managers for the exchange offer.
About Medtronic
Bold thinking. Bolder actions. We are Medtronic. Medtronic plc, headquartered in Galway, Ireland, is the leading global healthcare technology company that boldly attacks the most challenging health problems facing humanity by searching out and finding solutions. Our Mission — to alleviate pain, restore health, and extend life — unites a global team of 95,000+ passionate people across more than 150 countries. Our technologies and therapies treat 70 health conditions and include cardiac devices, surgical robotics, insulin pumps, surgical tools, patient monitoring systems, and more. Powered by our diverse knowledge, insatiable curiosity, and desire to help all those who need it, we deliver innovative technologies that transform the lives of two people every second, every hour, every day. Expect more from us as we empower insight-driven care, experiences that put people first, and better outcomes for our world. In everything we do, we are engineering the extraordinary.
Cautions Regarding Forward Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties, including risks related to the expected effects on Medtronic and MiniMed of the exchange offer, the anticipated timing and benefits of the exchange offer, Medtronic’s ability to satisfy the necessary conditions to consummate its separation of MiniMed, Medtronic’s ability to successfully consummate the separation of MiniMed and realize the anticipated benefits from the separation (including consummating the transaction on a basis that is generally tax-free to shareholders for U.S. federal income tax purposes), MiniMed’s ability to succeed as an independent publicly traded company, competitive factors, difficulties and delays inherent in the development, manufacturing, marketing and sale of medical products, government regulation, geopolitical conflicts, changing global trade policies, general economic conditions, and other risks and uncertainties described in Medtronic’s and MiniMed’s periodic reports on file with the SEC including their most recent respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. In some cases, you can identify these statements by forward-looking words or expressions, such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking ahead,” “may,” “plan,” “possible,” “potential,” “project,” “should,” “going to,” “will,” and similar words or expressions, the negative or plural of such words or expressions and other comparable terminology. Actual results may differ materially from anticipated results. Medtronic does not undertake to update its forward-looking statements or any of the information contained in this press release, including to reflect future events or circumstances.
Additional Information and Where to Find It
This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities or a recommendation as to whether investors should participate in the exchange offer. There shall be no solicitation, offer, sale or exchange of any securities in any jurisdiction in which such solicitation, offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. MiniMed has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a Prospectus. The exchange offer is made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Medtronic, MiniMed and related matters, and Medtronic has delivered the Prospectus to holders of Medtronic ordinary shares. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Medtronic, MiniMed or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
Medtronic has filed with the SEC a Schedule TO, which contains important information about the exchange offer.
Holders of Medtronic ordinary shares may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Medtronic and MiniMed file electronically with the SEC free of charge at the SEC’s website at

http://www.sec.gov. Holders of Medtronic ordinary shares may also obtain a copy of the Prospectus by clicking on the appropriate link at http://www.dfking.com/MDTSeparation.
Medtronic has retained D.F. King & Co., Inc. as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at +1 (877) 361-7972 (toll-free for shareholders) or +1 (646) 845-0146 (banks, brokers, and all others outside the United States).

Contacts:
Justin Paquette
Public Relations
+1-612-271-7935

Ingrid Goldberg
Investor Relations
+1-763-505-2696